Lennar Corporation

700 Northwest 107th Avenue

Miami, Florida 33172

(305) 559-4000

June 6, 2013

By EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Attention: Pamela A. Long

Re:	Form 10-K for Fiscal Year Ended November 30, 2012
Filed January 29, 2013
File No. 001-11749

Ladies and Gentlemen:

The following are the responses of Lennar Corporation (“Lennar”) to the comments contained in the letter from the Staff of the Securities and Exchange Commission (the “Staff”) dated May 9, 2013, regarding the above referenced Form 10-K.

For your convenience, the Staff’s comment precedes each response in this letter.

Form 10-K for Fiscal Year Ended November 30, 2012

17.	Supplemental Financial Information, page 126

Comment No. 1

Please provide us with the reconciliations for net earnings and operating cash flows for the parent company, guarantor subsidiaries and non-guarantor subsidiaries for all three fiscal years (i.e., the indirect method) that corrects all of the errors identified in your letters dated March 19, 2013, April 8, 2013, and April 26, 2013. Please also provide us with the investing and financing cash flows categories of the condensed consolidating statements of cash flows for all three fiscal years that also have been corrected for all of the errors identified. This will allow us to better understand the impact to the condensed consolidating financial statements for the errors identified. In this regard, we note your statement that your guarantor subsidiaries paid the parent company $374 million in dividends during fiscal year 2012; however, based on the errors you have identified and reviewing the historical reconciliation to operating cash flows for the parent, it appears as though only $292 million of cash dividends have been reflected in the historical operating cash flows for the parent company.

Response to Comment No. 1

See Lennar’s revised statement of cash flows below for each of the three years ended November 30, 2012 as it pertains to Lennar’s “Supplemental Financial Information” presented in its most recent Form 10-K filed with the Commission. The revised statement of cash flows is presented in the same format (i.e., the indirect method) as the statement of cash flows presented in Lennar’s most recent Form 10-K filed with the Commission, and reflects the correction of all the errors identified in Lennar’s letters to the Staff with regard to the aforementioned “Supplemental Financial Information.” Lennar also is providing the Staff with its roll forwards of the “Investments in Subsidiaries” and “Intercompany” accounts for the Parent, Guarantor and Non-Guarantor entities for each of the three years ended November 30, 2012. These roll forwards highlight for the Staff the adjustments that Lennar has made to the revised Consolidating Balance Sheets as of November 30, 2012 and 2011, as presented below, in order to adjust the balances in the aforementioned accounts to reflect the actual activity between the Parent and its subsidiaries as reflected in Lennar’s revised Consolidating Statement of Cash Flows for each of the three years ended November 30, 2012. The adjustments made to the Parent and Guarantor entities are between the Investments in Subsidiaries, Intercompany and Equity accounts as these accounts were previously aggregated and tracked together. As a result of these changes, there was also a decrease in the equity of the Non-Guarantor subsidiaries as of November 30, 2012 and 2011.

In comparing the revised “Supplemental Financial Information” Statement of Cash Flows and Balance Sheets below to the Statement of Cash Flows and Balance Sheets filed in Lennar’s most recent Form 10-K, Lennar assessed all the misstatements individually and collectively relative to the users of Lennar’s financial statements, and in particular, the users of the “Supplemental Financial Information.” These misstatements have no impact on Lennar’s consolidated financial statements. Lennar considered both quantitative and qualitative factors in its assessment, and determined based on qualitative factors that the misstatements individually and collectively for each of the three years ended November 30, 2012 were immaterial to Lennar’s financial statements taken as a whole and to the related footnote disclosure. The significant qualitative factors that Lennar considered are from the perspective of the debt holders’ looking at the Parent as the issuer and the Guarantor subsidiaries collectively as a group, since the purpose of the “Supplemental Financial Information” is to provide information to holders of the guaranteed notes, and because both the Parent and Guarantor subsidiaries are obligated with regard to the guaranteed notes since the guarantees are joint and several. From this perspective, the debt holders would view the Parent and Guarantor subsidiaries together and would be most interested in favorable changes to the Non-Guarantor subsidiaries’ cash flows and balance sheets. For example, an increase in assets of the Non-Guarantor subsidiaries is a favorable change to the Non-Guarantor subsidiaries, which the debt holders would be interested in, as that would result in an unfavorable change to the Parent and/or Guarantor subsidiaries. The misstatements disclosed in the tables below do not individually or collectively change the combined cash flows and balance sheets of the Parent and Guarantor subsidiaries in an unfavorable manner for the debt holders. In addition, there are no significant changes to the combined Parent/Guarantor entities nor to the Non-Guarantor subsidiaries and therefore the aforementioned misstatements were determined by Lennar to be immaterial to Lennar’s financial statements taken as a whole and to the related footnote disclosure. Beginning with Lennar’s second quarter Form 10-Q, Lennar will correct all of the prior year misstatements for all periods presented in future filings, which will include correcting the prior year misstatements in Lennar’s 2013 Form 10-K. Additionally, Lennar will disclose in Form 8-K the revised disclosures and presentation with respect to its consolidating statements included in the Supplemental Financial Information in Note 17 to the consolidated financial statements in its Form 10-K for its fiscal year ended November 30, 2012. This proposal disclosure is attached as an appendix to this letter for the Staff’s review.

In addition, Lennar recognizes how the Staff arrived at its calculation of cash dividends paid by the Guarantor subsidiaries to the Parent of $292 million (by taking the $787 million of the Guarantor subsidiaries’ net earnings and subtracting the $494 million adjustment primarily related to non-cash items provided on page 8 of Lennar’s letter to the Staff dated April 8, 2013), however, the $494 million adjustment included a $27 million adjustment related to Lennar Homebuilding equity in loss from unconsolidated entities that was originally included in the Parent Column, but should have been reflected in the Guarantor subsidiaries column. The $319 million of earnings distributed by the Guarantor subsidiaries to the Parent can be calculated by taking the Guarantor subsidiaries’ net earnings of approximately $787 million and adjusting it for the approximately $467 million ($494 million minus $27 million) non-cash impact related the Company’s deferred income tax benefit as discussed on page 14 of Lennar’s letter to the Staff dated March 19, 2013. The $55 million of distributed earnings from the Non-Guarantor subsidiaries represent such subsidiaries’ net earnings for fiscal 2012 as disclosed in Lennar’s “Supplemental Financial Information” presented in Lennar’s most recent Form 10-K filed with the Commission. The $374 million are the total dividends distributed in fiscal 2012, comprised of $319 million of distributed earnings from the Guarantor subsidiaries to the Parent and $55 million of distributed earnings from the Non-Guarantor subsidiaries to the Guarantor subsidiaries that were eliminated in the consolidation.

The following is the revised “Supplemental Financial Information,” including the Consolidating Statement of Cash Flows presented with complete detail of operating, investing and financing activities, and the Consolidating Balance Sheets. All adjustments previously noted in Lennar’s letters to the Staff, as well as the adjustments noted in Lennar’s responses to the comments below are incorporated:

Consolidating Statements of Cash Flows

Consolidating Statement of Cash Flows

Year Ended November 30, 2012

(In thousands)

	Lennar Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Cash flows from operating activities:
Net earnings (including net earnings attributable to noncontrolling interests)	$679,124	786,559	33,387	(841,738)	657,332
Adjustments to reconcile net earnings (including net earnings attributable to noncontrolling interests) to net cash provided by (used in) operating activities:
Depreciation and amortization	125	13,930	14,026	—	28,081
Amortization of discount/premium on debt, net	16,885	—	4,565	—	21,450
Equity in earnings from subs	(786,559)	(55,179)	—	841,738	—
Distributions of earnings from guarantor and non-guarantor subsidiaries	318,998	55,179	—	(374,177)	—
Lennar Homebuilding equity in loss from unconsolidated entities	—	26,157	519	—	26,676
Distributions of earnings from Lennar Homebuilding unconsolidated entities	—	1,005	—	—	1,005
Rialto Investments equity in earnings from unconsolidated entities	—	—	(41,483)	—	(41,483)
Distributions of earnings from Rialto Investments unconsolidated entities	—	—	18,399	—	18,399
Stock Option Expense	2,434	1,108	—	—	3,542
Amortization of Restricted Stock	28,203	—	—	—	28,203
Tax benefit from share-based awards	22,544	—	—	—	22,544
Excess tax benefits from share-based awards	(10,814)	—	—	—	(10,814)
Deferred income tax benefit	(38,334)	(468,672)	39,445	—	(467,561)
Gain on retirement of Lennar Homebuilding debt	—	—	(988)	—	(988)
Loss on retirement of Lennar Homebuilding senior notes	6,510	—	—	—	6,510
Unrealized and realized gains on Rialto Investments real estate owned, net	—	—	(19,771)	—	(19,771)
Impairments and charge-offs of Rialto Investments loans receivable and REO	—	—	37,248	—	37,248
Valuation adjustments and write-offs of option deposits and pre-acquisition costs, other receivables and other assets	—	16,647	—	—	16,647
Changes in assets and liabilities:
(Increase) decrease in restricted cash	(239)	2,079	2,001	—	3,841
(Increase) decrease in receivables	(1,260)	(300)	18,930	—	17,370
Increase in inventories, excluding valuation adjustments and write-offs of option deposits and pre-acquisition costs	—	(534,489)	(28,562)	—	(563,051)
Increase in other assets	(12,941)	(5,066)	(17,034)	—	(35,041)
Increase in Lennar Financial Services loans-held-for-sale	—	—	(202,916)	—	(202,916)
Increase (decrease) in accounts payable and other liabilities	(9,836)	29,969	7,996	—	28,129

Net cash provided by (used in) operating activities	214,840	(131,073)	(134,238)	(374,177)	(424,648)

Cash flows from investing activities:
Investments in and contributions to Lennar Home building unconsolidated entities, net	—	(27,113)	(842)	—	(27,955)
Distributions of capital from Rialto Investments unconsolidated entities, net	—	—	39,813	—	39,813
Increase in Rialto Investments defeasance cash to retire notes payable	—	—	(4,427)	—	(4,427)
Receipts of principal payments on Rialto Investments loans receivable	—	—	81,648	—	81,648
Proceeds from sales of Rialto Investments real estate owned	—	—	183,883	—	183,883
Other	(218)	3,720	(31,173)	—	(27,671)
Intercompany	(700,846)	—	—	700,846	—

Net cash provided by (used in) investing activities	(701,064)	(23,393)	268,902	700,846	245,291

Cash flows from financing activities:
Net repayments (borrowings) under Lennar Financial Services debt	—	(76)	47,936	—	47,860
Net proceeds from convertible and senior notes	790,882	—	—	—	790,882
Partial redemption of senior notes	(210,862)	—	—	—	(210,862)
Net repayments on other borrowings	—	(51,918)	(195,694)	—	(247,612)
Exercise of land option contracts from an unconsolidated land investment venture	—	(50,396)	—	—	(50,396)
Net receipts related to noncontrolling interests	—	—	1,179	—	1,179
Excess tax benefits from share-based awards	10,814	—	—	—	10,814
Common stock:
Issuances	32,174	—	—	—	32,174
Repurchases	(17,149)	—	—	—	(17,149)
Dividends	(30,394)	(318,998)	(55,179)	374,177	(30,394)
Intercompany	—	596,209	104,637	(700,846)	—

Net cash provided by (used in) financing activities	575,465	174,821	(97,121)	(326,669)	326,496

Net increase in cash and cash equivalents	89,241	20,355	37,543	—	147,139
Cash and cash equivalents at beginning of period	864,237	172,018	127,349	—	1,163,604

Cash and cash equivalents at end of period	$953,478	192,373	164,892	—	1,310,743

Consolidating Statement of Cash Flows

Year Ended November 30, 2011

(In thousands)

	Lennar Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Cash flows from operating activities:
Net earnings (including net earnings attributable to noncontrolling interests)	$92,199	141,653	66,283	(187,591)	112,544
Adjustments to reconcile net earnings (including net earnings attributable to noncontrolling interests) to net cash (used in) provided by operating activities:
Depreciation and amortization	569	12,888	8,043	—	21,500
Amortization of discount/premium on debt, net	16,083	(7)	4,565	—	20,641
Equity in earnings from subs	(141,653)	(45,938)	—	187,591	—
Distributions of earnings from guarantor and non-guarantor subsidiaries	141,653	45,938	—	(187,591)	—
Lennar Homebuilding equity in (earnings) loss from unconsolidated entities	—	62,192	524	—	62,716
Gain on distribution of net assets from Lennar Homebuilding unconsolidated entities	—	(62,320)	—	—	(62,320)
Distributions of earnings from Lennar Homebuilding unconsolidated entities	—	11,410	—	—	11,410
Rialto Investments equity in loss from unconsolidated entities	—	—	7,914	—	7,914
Distributions of earnings from Rialto Investments unconsolidated entities	—	—	5,298	—	5,298
Stock Option Expense	4,382	1,141	—	—	5,523
Amortization of Restricted Stock	18,524	—	—	—	18,524
Unrealized and realized gains on Rialto Investments real estate owned, net	—	—	(84,972)	—	(84,972)
Gain on sale of Rialto Investments commercial mortage-backed securities	—	—	(4,743)	—	(4,743)
Impairments and charge-offs of Rialto Investments loans receivable and REO	—	—	21,972	—	21,972
Valuation adjustments and write-offs of option deposits and pre-acquisition costs, other receivables and other assets	—	53,330	—	—	53,330
Changes in assets and liabilities:
(Increase) decrease in restricted cash	(139)	(306)	4,941	—	4,496
(Increase) decrease in receivables	3,605	(21,597)	(114,266)	—	(132,258)
Increase in inventories, excluding valuation adjustments and write-offs of option deposits and pre-acquisition costs	—	(380)	(38,523)	—	(38,903)
(Increase) decrease in other assets	18,054	(124,304)	(7,272)	—	(113,522)
Increase in Lennar Financial Services loans-held-for-sale	—	—	(61,444)	—	(61,444)
Decrease in accounts payable and other liabilities	(8,499)	(95,689)	(2,653)	—	(106,841)

Net cash (used in) provided by operating activities	144,778	(21,989)	(194,333)	(187,591)	(259,135)

Cash flows from investing activities:
Investments in and contributions to Lennar Home building unconsolidated entities, net	—	(62,130)	(5,246)	—	(67,376)
Investments in and contributions to Rialto Investments unconsolidated entities, net	—	—	(50,297)	—	(50,297)
Increase in Rialto Investments defeasance cash to retire notes payable	—	—	(118,077)	—	(118,077)
Receipts of principal payments on Rialto Investments loans receivable	—	—	74,888	—	74,888
Proceeds from sales of Rialto Investments real estate owned	—	—	91,034	—	91,034
Other	(12)	(46,963)	(19,351)	—	(66,326)
Intercompany	(552,511)	—	—	552,511	—

Net cash used in investing activities	(552,523)	(109,093)	(27,049)	552,511	(136,154)

Cash flows from financing activities:
Net borrowings (repayments) under Lennar Financial Services debt	—	(20)	138,476	—	138,456
Net proceeds from convertible and senior notes	342,562	—	—	—	342,562
Redemption of senior notes	(113,242)	—	—	—	(113,242)
Net repayments on other borrowings	—	(86,185)	(45,675)	—	(131,860)
Exercise of land option contracts from an unconsolidated land investment venture	—	(40,964)	—	—	(40,964)
Net payments related to noncontrolling interests	—	—	(1,315)	—	(1,315)
Common stock:
Issuances	6,751	—	—	—	6,751
Repurchases	(5,724)	—	—	—	(5,724)
Dividends	(29,906)	(141,653)	(45,938)	187,591	(29,906)
Intercompany	—	392,707	159,804	(552,511)	—

Net cash provided by (used in) financing activities	200,441	123,885	205,352	(364,920)	164,758

Net decrease in cash and cash equivalents	(207,304)	(7,197)	(16,030)	—	(230,531)
Cash and cash equivalents at beginning of period	1,071,541	179,215	143,379	—	1,394,135

Cash and cash equivalents at end of period	$864,237	172,018	127,349	—	1,163,604

Consolidating Statement of Cash Flows

Year Ended November 30, 2010

(In thousands)

	Lennar Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Cash flows from operating activities:
Net earnings (including net earnings attributable to noncontrolling interests)	$95,261	133,661	59,802	(168,265)	120,459
Adjustments to reconcile net earnings (including net earnings attributable to noncontrolling interests) to net cash provided by (used in) operating activities:
Depreciation and amortization	1,157	5,957	6,406	—	13,520
Amortization of discount/premium on debt, net	2,756	—	3,804	—	6,560
Equity in earnings from subs	(133,661)	(34,604)	—	168,265	—
Distributions of earnings from guarantor and non-guarantor subsidiaries	133,661	34,604	—	(168,265)	—
Lennar Homebuilding equity in loss from unconsolidated entities	—	10,724	242	—	10,966
Distributions of earnings from Lennar Homebuilding unconsolidated entities	—	7,280	—	—	7,280
Rialto Investments equity in earnings from unconsolidated entities	(15,363)	—	—	—	(15,363)
Distributions of earnings from Rialto Investments unconsolidated entities	3,261	—	—	—	3,261
Share based compensation expense	5,986	1,400	—	—	7,386
Amortization of Restricted Stock	20,689	—	—	—	20,689
Gain on retirement of Lennar Homebuilding debt	—	(19,384)	—	—	(19,384)
Loss on retirement of Lennar Homebuilding senior notes	11,714	—	—	—	11,714
Unrealized and realized gains on Rialto Investments real estate owned, net	—	—	(20,982)	—	(20,982)
Valuation adjustments and write-offs of option deposits and pre-acquisition costs, other receivables and other assets	—	54,511	—	—	54,511
Change in assets and liabilities:
(Increase) decrease in receivables	330,617	54,014	(44,187)	—	340,444
(Increase) decrease in restricted cash	139	(144)	5,142	—	5,137
(Increase) decrease in inventories, excluding valuation adjustments and write-offs of option deposits and pre-acquisition costs	—	(132,391)	17,144	—	(115,247)
Decrease in other assets	11,174	15,654	1,441	—	28,269
Increase in Lennar Financial Services loans-held-for-sale	—	—	(64,130)	—	(64,130)
Increase in Parent Company accounts payable	41,806	—	—	—	41,806
Increase (decrease) in accounts payable and other liabilities	21,505	(179,031)	(5,142)	—	(162,668)

Net cash provided by (used in) operating activities	530,702	(47,749)	(40,460)	(168,265)	274,228

Cash flows from investing activities:
Investments in and contributions to Lennar Homebuilding unconsolidated entities, net	—	(176,493)	(3,380)	—	(179,873)
Investments in and contributions to Rialto Investments consolidated and unconsolidated entities, net	(329,369)	—	93,660	—	(235,709)
Acquisitions of Rialto Investments portfolios of distressed real estate assets, net	—	(184,699)	—	—	(184,699)
Increase in Rialto Investments defeasance cash to retire notes payable	—	—	(101,309)	—	(101,309)
Other	(1,003)	(16,861)	46,083	—	28,219
Intercompany	(799,567)	—	—	799,567	—

Net cash provided by (used in) investing activities	(1,129,939)	(378,053)	35,054	799,567	(673,371)

Cash flows from financing activities:
Net borrowings (repayments) under Lennar Financial Services debt	—	(26)	54,147	—	54,121
Net proceeds from convertible notes	951,408	—	—	—	951,408
Redemption and partial redemption of senior notes	(474,654)	—	—	—	(474,654)
Net repayments on other borrowings	—	(80,076)	(55,753)	—	(135,829)
Exercise of land option contracts from an unconsolidated land investment venture	—	(39,301)	—	—	(39,301)
Net receipts related to noncontrolling interests	—	—	9,240	—	9,240
Common stock:
Issuances	2,238	—	—	—	2,238
Repurchases	(1,806)	—	—	—	(1,806)
Dividends	(29,577)	(133,661)	(34,604)	168,265	(29,577)
Intercompany	—	703,768	95,799	(799,567)	—

Net cash provided by (used in) financing activities	447,609	450,704	68,829	(631,302)	335,840

Net (decrease) increase in cash and cash equivalents	(151,628)	24,902	63,423	—	(63,303)
Cash and cash equivalents at beginning of period	1,223,169	154,313	79,956	—	1,457,438

Cash and cash equivalents at end of period	$1,071,541	179,215	143,379	—	1,394,135

Lennar Corporation

Consolidating Balance Sheet

November 30, 2012

In thousands

	Lennar Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
ASSETS
Lennar Homebuilding:
Cash and cash equivalents, restricted cash, and receivables, net	$962,116	226,047	20,545	—	1,208,708
Inventories	—	4,532,755	538,958	—	5,071,713
Investments in unconsolidated entities	—	521,662	43,698	—	565,360
Other assets	55,625	677,692	222,753	—	956,070
Investments in subsidiaries	3,772,086	486,662	—	(4,258,748)	—
Intercompany	2,438,326	—	—	(2,438,326)	—

	7,228,152	6,444,818	825,954	(6,697,073)	7,801,851
Rialto Investments	—	—	1,647,360	—	1,647,360
Lennar Financial Services	—	77,637	835,358	—	912,995

Total assets	$7,228,152	6,522,455	3,308,672	(6,697,073)	10,362,206

LIABILITIES AND EQUITY
Lennar Homebuilding:
Accounts payable and other liabilities	$279,926	533,882	42,406	—	856,214
Liabilities related to consolidated inventory not owned	—	268,159	—	—	268,159
Senior notes and other debts payable	3,533,463	245,665	225,923	—	4,005,051
Intercompany	—	1,671,607	766,719	(2,438,326)	—

	3,813,389	2,719,313	1,035,048	(2,438,326)	5,129,424
Rialto Investments	—	—	600,602	—	600,602
Lennar Financial Services	—	31,056	599,916	—	630,972

Total liabilities	3,813,389	2,750,369	2,235,566	(2,438,326)	6,360,998

Stockholders’ equity	3,414,764	3,772,086	486,662	(4,258,748)	3,414,764
Noncontrolling interests	—	—	586,444	—	586,444

Total equity	3,414,764	3,772,086	1,073,106	(4,258,748)	4,001,208

Total liabilities and equity	$7,228,152	6,522,455	3,308,672	(6,697,073)	10,362,206

Lennar Corporation

Consolidating Balance Sheet

November 30, 2011

In thousands

	Lennar Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
ASSETS
Lennar Homebuilding:
Cash and cash equivalents, restricted cash, and receivables, net	$871,376	190,483	24,920	—	1,086,779
Inventories	—	3,822,009	538,526	—	4,360,535
Investments in unconsolidated entities	—	502,363	43,397	—	545,760
Other assets	35,722	269,392	219,580	—	524,694
Investments in subsidiaries	3,304,525	434,501	—	(3,739,026)	—
Intercompany	1,698,037	—	—	(1,698,037)	—

	5,909,659	5,218,748	826,423	(5,437,063)	6,517,768
Rialto Investments	—	—	1,897,148	—	1,897,148
Lennar Financial Services	—	149,842	589,913	—	739,755

Total assets	$5,909,659	5,368,590	3,313,484	(5,437,063)	9,154,671

LIABILITIES AND EQUITY
Lennar Homebuilding:
Accounts payable and other liabilities	$290,337	483,590	29,405	—	803,332
Liabilities related to consolidated inventory not owned	—	326,200	—	—	326,200
Senior notes and other debts payable	2,922,855	215,840	224,064	—	3,362,759
Intercompany	—	992,873	705,164	(1,698,037)	—

	3,213,192	2,018,503	958,633	(1,698,037)	4,492,291
Rialto Investments	—	—	796,120	—	796,120
Lennar Financial Services	—	45,562	517,173	—	562,735

Total liabilities	3,213,192	2,064,065	2,271,926	(1,698,037)	5,851,146

Stockholders’ equity	2,696,468	3,304,525	434,501	(3,739,026)	2,696,468
Noncontrolling interests	—	—	607,057	—	607,057

Total equity	2,696,468	3,304,525	1,041,558	(3,739,026)	3,303,525

Total liabilities and equity	$5,909,659	5,368,590	3,313,484	(5,437,063)	9,154,671

Lennar Corporation

Rollforwards of Investment in Subsidiaries and Intercompany Receivables/Payables Account

Of the Consolidating Guarantor Financial Statements for the year ended November 30, 2012

Parent Column (in 000s)	Investments in Subsidiaries			Intercompany Receivables
11/30/2011	3,304,525			1,698,037

Earnings pickup	786,559		Advances to subs CF Investing Intercompany	700,846
Distribution of Earnings	(318,998)		Non-cash items	39,443	(1)

11/30/2012 - As corrected	3,772,086		As corrected	2,438,326

As previously reported	3,488,054		As previously reported	2,722,358

Adjustments	284,032	(2)	Adjustments	(284,032)	(2)

(1) - Relates primarily to allocation of deferred tax benefit to the Parent.
(2) - The impact of the adjustments is an increase in investments in subsidiaries and a decrease to intercompany receivables.
Guarantors Column (in 000s)	Investments in Subsidiaries			Intercompany Payables
11/30/2011	434,501			992,873

Earnings pickup	55,179		Advances from Parent CF Financing Intercompany	596,209
Distribution of Earnings	(55,179)		Non-cash items	82,525	(3)
Investments in new subsidiaries, net	52,161

11/30/2012 - As corrected	486,662		As corrected	1,671,607

As previously reported	770,119		As previously reported	2,239,096

Adjustments	(283,457)	(4)	Adjustments	(567,489)	(4)

(3) - Relates primarily to allocation of deferred tax benefit to the Parent and a non-cash adjustment related to equity of consolidated joint ventures.
(4) - The impact of the adjustments is a decrease to intercompany payables, offset by a decrease to investment in subsidiaries and an increase to equity of $284,032.
Non- Guarantors Column (in 000s)	Investments in Subsidiaries			Intercompany Payables
11/30/2011				705,164

			Advances from Parent CF Financing Intercompany	104,637
			Non-cash items	(43,082)	(5)

11/30/2012	—		As corrected	766,719

			As previously reported	483,262

			Adjustments	283,457	(6)

(5) - Relates primarily to a non-cash adjustment related to equity of consolidated joint ventures.
(6) - The impact of the adjustments is an increase to intercompany payables and a decrease to equity.

Lennar Corporation

Rollforwards of Investment in Subsidiaries and Intercompany Receivables/Payables Account

Of the Consolidating Guarantor Financial Statements for the year ended November 30, 2011

Parent (in 000s)	Investments in Subsidiaries			Intercompany Receivables
11/30/2010	3,304,525			1,066,938

Earnings Pickup	141,653		Advances to subs CF Investing Intercompany	552,511
Distribution of Earnings	(141,653)		Non-cash items	78,588	(1)

11/30/2011 - As corrected	3,304,525		As corrected	1,698,037

As previously reported	3,368,336		As previously reported	1,634,226

Adjustments	(63,811)	(2)	Adjustments	63,811	(2)

(1) - Relates primarily to a non-cash transfer of investments in unconsolidated entities from the Parent to its subsidiaries.
(2) - The impact of the adjustments is a decrease in investments in subsidiaries and an increase to intercompany receivables.
Guarantors (in 000s)	Investments in Subsidiaries			Intercompany Payables
11/30/2010	771,184			1,117,842

Earnings pickup	45,938		Advances from Parent CF Financing Intercompany	392,707
Earnings Distribution	(45,938)		Non-cash items	(517,676)	(4)
Non-cash items	(336,683)	(3)

11/30/2011 - As corrected	434,501		As corrected	992,873

As previously reported	611,311		As previously reported	1,105,872

Adjustments	(176,810)	(5)	Adjustments	(112,999)	(5)

(3) - Relates primarily to a non-cash adjustment between equity and intercompany payable, partially offset by a non-cash transfer of assets and liabilities from the Guarantor subsidiaries to the Non-Guarantor subsidiaries.
(4) - Relates primarily to a non-cash adjustment between equity and intercompany payable related to our investment in Rialto.
(5) - The impact of the adjustments is a decrease to intercompany payables, offset by a decrease to investment in subsidiaries and a decrease to equity of $63,811.
Non- Guarantors (in 000s)	Investments in Subsidiaries			Intercompany Payables
11/30/2010				(50,904)

			Advances from Parent CF Financing Intercompany	159,804
			Non-cash items	596,264	(6)

11/30/2011	—		As corrected	705,164

As previously reported			As previously reported	528,354

Adjustments			Adjustments	176,810	(7)

(6) - Relates primarily to a non-cash adjustment between equity and intercompany payable related to our investment in Rialto.
(7) - The impact of the adjustments is an increase to intercompany payables and a decrease to equity.

Lennar Corporation

Rollforwards of Investment in Subsidiaries and Intercompany Receivables/Payables Account

Of the Consolidating Guarantor Financial Statements for the year ended November 30, 2010

Note: We are including this rollforward for purposes of tying into the consolidating statement of cash flows for the year ended November 30, 2010.

Parent (in 000s)	Investments in Subsidiaries			Intercompany Receivables		Intercompany per Cash Flow
11/30/2009	3,389,625			(84,187)

Earnings Pickup	133,661
Dividend from subsidiaries	(60,000)	A	Advances to subs CF Investing Intercompany	859,567	B	799,567=A+B
Non-cash dividend from subsidiaries	(25,100)		Non-cash transfer	25,100
Distribution of earnings	(133,661)		Non-cash items	266,458	(1)

11/30/2010 - As corrected	3,304,525		As corrected	1,066,938

As previously reported	3,333,769		As previously reported	1,037,694

Adjustments	(29,244)	(2)	Adjustments	29,244	(2)

(1) - Relates primarily to a non-cash transfer of investments in consolidated entities from the Parent to the Guarantor subsidiaries.
(2) - The impact of the adjustments is a decrease in investments in subsidiaries and an increase to intercompany receivables.
Guarantors (in 000s)	Investments in Subsidiaries			Intercompany Payables		Intercompany per Cash Flow
11/30/2009	522,148			102,454

Earnings pickup	34,604
Distribution of Earnings	(34,604)
Dividend from subsidiaries	(60,000)	C	Advances from Parent CF Financing Intercompany	763,768	D	703,768=C+D
Investments in new subsidiaries, net	347,976	(3)	Non-cash items	251,621	(4)
Non-cash items	(38,940)

11/30/2010 - As corrected	771,184		As corrected	1,117,843

As previously reported	811,317		As previously reported	1,128,731

Adjustments	(40,133)	(5)	Adjustments	(10,888)	(5)

(3) - Relates primarily to non-cash consolidations of joint ventures.
(4) - Relates primarily to a non-cash transfer of investments in consolidated entities from the Parent to the Guarantor subsidiaries.
(5) - The impact of the adjustments is a decrease to intercompany payables, offset by a decrease to investment in subsidiaries and a decrease to equity of $29,244.
Non- Guarantors (in 000s)	Investments in Subsidiaries			Intercompany Receivables
11/30/2009				186,641

			Advances from Parent CF Financing Intercompany	(95,799)
			Non-cash items	(39,938)	(6)

11/30/2010	—		As corrected	50,904

			As previously reported	91,037

			Adjustments	(40,133)	(7)

(6) - Relates primarily to a non-cash adjustment between equity and intercompany payable related to the equity of consolidated joint ventures.
(7) - The impact of the adjustments is a decrease to intercompany receivables and a decrease to equity.

Comment No. 2

We note your response to part A of comment two in our letter dated April 19, 2013. Specifically, we note that not all cash received by the parent from its subsidiaries is a dividend or a return of investment. Rather, we note from your example that the majority of the cash received by the parent from the subsidiaries is applied against the intercompany receivable. Please ensure the accounting policy you intend to include in future filings, as noted in your letter dated April 8, 2013, clarifies your accounting for the cash received by the parent from the subsidiaries. Please provide us with the disclosure you intend to include in future filings.

Response to Comment No. 2

In Lennar’s Form 10-Q for Lennar’s first fiscal quarter ended February 28, 2013, Lennar disclosed the following in the narrative section of its “Supplemental Financial Information”:

“For purposes of the condensed consolidating statement of cash flows included in the following supplemental financial information, the Company’s accounting policy is to treat cash received from its subsidiaries, to the extent of net earnings from such subsidiaries as a dividend and accordingly a return on investment within cash flows from operating activities.”

In future filings, Lennar will expand on that disclosure to include the following:

“For purposes of the condensed consolidating statement of cash flows included in the following supplemental financial information, the Company’s accounting policy is to treat cash received by the Parent from its subsidiaries, to the extent of net earnings from such subsidiaries, as a dividend and accordingly a return on investment within cash flows from operating activities. The cash outflows associated with the return on investment dividends received by the Parent are reflected by the Guarantor and Non-Guarantor subsidiaries in the Dividend line item within cash flows from financing activities. All other cash flows between the Parent and its subsidiaries represent the settlement of receivables and payables between such entities in conjunction with the Parent’s centralized cash management arrangement with its subsidiaries, which operates with the characteristics of a revolving credit facility, and are accordingly reflected net in the Intercompany line item within cash flows from investing activities for the Parent and net in the Intercompany line item within cash flows from financing activities for the Guarantor and Non-Guarantor subsidiaries.”

Comment No. 3

We note your response to part B of comment two in our letter dated April 19, 2013. Specifically, we note your reference to ASC 230-10-45-8 regarding the classification of the cash from the loans made by the parent to its subsidiaries and the subsidiaries’ repayment of the loans from the parent as support for your classification of these cash flows for the parent column in financing cash flows. The guidance in ASC 230-10-45-8 does not provide guidance on the classification of cash flows between the three categories, but rather provides guidance on the appropriateness of presenting cash flows on a gross versus net basis. As such, we continue to have concerns about your classification of the cash flows associated with the parent’s intercompany receivables as financing cash flows based on the guidance in ASC 230-10-45-12 – 45-13. Please advise.

Response to Comment No. 3

Lennar acknowledges that in accordance with ASC 230, Statement of Cash Flows, (“ASC 230”) cash payments and receipts related to making and collecting loans should be presented as investing activities in the statement of cash flows based on the guidance in ASC 230-10-45-12 and ASC 230-10-45-13. Excluding “return on” investment cash flow activity, all cash activity is accounted for in the intercompany accounts within the Parent’s and subsidiaries’ balance sheets as such activity has been determined by Lennar to represent the routine settlement of valid receivables and payables via the Parent’s revolver-like centralized cash management arrangement with its subsidiaries. Therefore, Lennar was reflecting such cash flow activity within the Intercompany item of cash flows from financing activities in its “Supplemental Financial Information” in order to demonstrate to the reader of such information that the intercompany cash flow activity represents the settlement of accounts between the respective entities and that such activity is ultimately offsetting on a consolidating basis. In order to address the Staff’s concern, Lennar will change its presentation to reflect the Parent’s net intercompany cash activity in an Intercompany line item within the Parent’s investing cash flow activities, but will continue to include the Guarantor’s and Non-Guarantor’s subsidiaries’ net intercompany cash activity in Intercompany line item within the Guarantor and Non-Guarantor subsidiaries’ financing cash flow activities. In accordance with ASC 230-10-45-8, since the activity associated with the aforementioned intercompany balances involves a centralized cash pool with large amounts and quick settlements, Lennar believes that the net presentation of such activity is appropriate. These changes in presentation have been reflected in Lennar’s revised “Supplemental Financial Information” in Lennar’s response to the Staff’s Comment 1 above and in Lennar’s enhanced proposed disclosures for future filings in Lennar’s response to the Staff’s Comment 2 above.

Comment No. 4

We note your response to part D of comment two in our letter dated April 19, 2013. Specifically, we note your reference to ASC 230-10-45-13 to support your classification of the dividend payments made by your subsidiaries in the intercompany line item of the financing category rather than in the dividend line item of the financing category. ASC 230-10-45-13 provides guidance for identifying cash outflows that represent investing cash flows. As such, it remains unclear how your current presentation is appropriate based on the guidance in ASC 230-10-45-15 and ASC 230-10-45-26. Further, operating cash flows is presented as one line item and does not provide investors with insight as to the amount of dividends the parent is receiving from its subsidiaries and the amount of dividends the guarantor subsidiaries are receiving from the non-guarantor subsidiaries. Please advise.

Response to Comment No. 4

Lennar believes that it is appropriately reflecting dividend payments by the Guarantor and/or Non-Guarantor as cash flow from financing activity in its Consolidating Statement of Cash Flows with respect to Lennar’s “Supplemental Financial Information” in accordance with ASC 230-10-45-15, but acknowledges that such dividend payments should be reflected in the Dividend line item versus the Intercompany line item of cash flows from financing activities. This change in presentation has been reflected in Lennar’s revised “Supplemental Financial Information” in Lennar’s response to the Staff’s Comment 1 above and in Lennar’s enhanced proposed disclosures for future filings in Lennar’s response to the Staff’s Comment 2 above.

In addition, Lennar acknowledges that the operating cash flows as historically presented in Lennar’s “Supplemental Financial Information” do not provide readers of such information with insight as to the amount of return on investment dividends the Parent is receiving from its Guarantor subsidiaries and the amount of return on dividends the Guarantor Subsidiaries are receiving from the Non-Guarantor Subsidiaries. In order to address the Staff’s concern, Lennar will separately break out cash outflows related to return on investment intercompany dividends from the Intercompany line item in the cash flows from financing activity section of its Consolidating Statement of Cash Flows. This breakout, as reflected in the revised “Supplemental Financial Information” in Lennar’s response to the Staff’s Comment 1 along with the enhanced disclosures proposed in Lennar’s response to the Staff’s Comment 2, will allow the readers of Lennar’s “Supplemental Financial Information” to determine how much return on investment dividends are being reflected in cash flows from operating activities for the Parent and Guarantor subsidiaries and will also provide direction to the readers as to how all other cash flow activity is being accounted for net in the Intercompany line item within cash flows from investing and financing activities for purposes of the “Supplemental Financial Information” in future filings.

* * * *

If you would like to discuss any of the above responses to the Staff’s comments or any other matters relating to the Form 10-K, please contact me at (305) 229-6584 or David Bernstein of K&L Gates LLP at (212) 536-4029.

Sincerely,

/s/ Mark Sustana
Mark Sustana General Counsel and Secretary

cc:	Era Anagnosti
Craig Slivka

Appendix

The following represents Lennar’s revised “Supplemental Financial Information” footnote that will be presented in a Form 8-K to reflect the adjustments highlighted in Lennar’s response letters to the Staff, including the adjustments highlighted in this letter:

Lennar Corporation (the “Company”) determined it needed to revise its disclosures and presentation with respect to its consolidating statements included in the Supplemental Financial Information in Note 17 to the consolidated financial statements in its Form 10-K for its fiscal year ended November 30, 2012. These revisions relate solely to transactions between Lennar Corporation and its subsidiaries and only impact the Company’s consolidating balance sheets and consolidating statement of cash flows. They do not affect the Company’s consolidated financial statements.

In the Company’s Consolidating Balance Sheets, the Company determined that it should make adjustments to (A) the Investment in Subsidiaries, Intercompany and Equity accounts of the Parent and its Guarantor and Non-Guarantor subsidiaries. In addition, the Company adjusted (B) the Parent’s intercompany receivable from a contra-liability in the Consolidating Balance Sheets to an asset. None of the above changes in reporting had any impact on any amounts previously reported in the Company’s Supplemental Consolidating Statement of Operations or to the Company’s total Consolidated Balance Sheets.

The following is a reconciliation of the amounts previously reported to the “as corrected” amounts as stated in the following components of the Supplemental Consolidating Balance Sheets for each of the years ended November 30, 2012 and 2011:

Lennar Corporation

Consolidating Balance Sheets (in thousands)

Parent Column as of November 30, 2012	As Previously Reported	Adjustments to investments in subsidiaries intercompany, and stockholders’ equity		As Corrected

Investments in subsidiaries	$3,488,054	$284,032	A	$3,772,086
Intercompany receivables	$—	$2,438,326	A,B	$2,438,326
Total assets	$4,505,795	$2,722,358	B	$7,228,153
Intercompany payables	$(2,722,358)	$2,722,358	B	$—
Total liabilities	$1,091,031	$2,722,358	B	$3,813,389
Stockholders’ equity	$3,414,764	$—		$3,414,764
Total equity	$3,414,764	$—		$3,414,764

Total liabilities and equity	$4,505,795	$2,722,358		$7,228,153

Parent Column as of November 30, 2011	As Previously Reported	Adjustments to investments in subsidiaries intercompany, and stockholders’ equity		As Corrected

Investments in subsidiaries	$3,368,336	$(63,811)	A	$3,304,525
Intercompany receivables	$—	$1,698,037	A,B	$1,698,037
Total assets	$4,275,434	$1,634,226	B	$5,909,660
Intercompany payables	$(1,634,226)	$1,634,226	B	$—
Total liabilities	$1,578,966	$1,634,226	B	$3,213,192
Stockholders’ equity	$2,696,468	$—		$2,696,468
Total equity	$2,696,468	$—		$2,696,468

Total liabilities and equity	$4,275,434	$1,634,226		$5,909,660

Consolidating Balance Sheets (in thousands)

Guarantor Column as of November 30, 2012	As Previously Reported	Adjustments to investments in subsidiaries intercompany, and stockholders’ equity		As Corrected

Investments in subsidiaries	$770,119	$(283,457)	A	$486,662
Assets	$6,728,275	$(283,457)	A	$6,444,818
Total assets	$6,805,912	$(283,457)	A	$6,522,455
Intercompany payables	$2,239,096	$(567,489)	A	$1,671,607
Liabilities	$3,286,802	$(567,489)	A	$2,719,313
Total liabilities	$3,317,858	$(567,489)	A	$2,750,369
Stockholders’ equity	$3,488,054	$284,032	A	$3,772,086
Total equity	$3,488,054	$284,032	A	$3,772,086

Total liabilities and equity	$6,805,912	$(283,457)		$6,522,455

Guarantor Column as of November 30, 2011	As Previously Reported	Adjustments to investments in subsidiaries intercompany, and stockholders’ equity		As Corrected

Investments in subsidiaries	$611,311	$(176,810)	A	$434,501
Assets	$5,395,558	$(176,810)	A	$5,218,748
Total assets	$5,545,400	$(176,810)	A	$5,368,590
Intercompany payables	$1,105,872	$(112,999)	A	$992,873
Liabilities	$2,131,502	$(112,999)	A	$2,018,503
Total liabilities	$2,177,064	$(112,999)	A	$2,064,065
Stockholders’ equity	$3,368,336	$(63,811)	A	$3,304,525
Total equity	$3,368,336	$(63,811)	A	$3,304,525

Total liabilities and equity	$5,545,400	$(176,810)		$5,368,590

Consolidating Balance Sheets (in thousands)

Non-Guarantor Column as of November 30, 2012	As Previously Reported	Adjustments to investments in subsidiaries intercompany, and stockholders’ equity		As Corrected

Intercompany payables	$483,262	$283,457	A	$766,719
Liabilities	$751,591	$283,457	A	$1,035,048
Total liabilities	$1,952,109	$283,457	A	$2,235,566
Stockholders’ equity	$770,119	$(283,457)	A	$486,662
Total equity	$1,356,563	$(283,457)	A	$1,073,106

Total liabilities and equity	$3,308,672	$—		$3,308,672

Non-Guarantor Column as of November 30, 2011	As Previously Reported	Adjustments to investments in subsidiaries intercompany, and stockholders’ equity		As Corrected

Intercompany payables	$528,354	$176,810	A	$705,164
Liabilities	$781,823	$176,810	A	$958,633
Total liabilities	$2,095,116	$176,810	A	$2,271,926
Stockholders’ equity	$611,311	$(176,810)	A	$434,501
Total equity	$1,218,368	$(176,810)	A	$1,041,558

Total liabilities and equity	$3,313,484	$—		$3,313,484

Consolidating Balance Sheets (in thousands)
Eliminations Column as of November 30, 2012	As Previously Reported	Adjustments to investments in subsidiaries intercompany, and stockholders’ equity		As Corrected

Investments in subsidiaries	$(4,258,173)	$(575)	A	$(4,258,748)
Intercompany receivables	$—	$(2,438,326)	B	$(2,438,326)
Total assets	$(4,258,173)	$(2,438,901)	A,B	$(6,697,074)
Intercompany payables	$—	$(2,438,326)	B	$(2,438,326)
Total liabilities	$—	$(2,438,326)	B	$(2,438,326)
Stockholders’ equity	$(4,258,173)	$(575)	A	$(4,258,748)
Total equity	$(4,258,173)	$(575)	A	$(4,258,748)

Total liabilities and equity	$(4,258,173)	$(2,438,901)		$(6,697,074)

Eliminations Column as of November 30, 2011	As Previously Reported	Adjustments to investments in subsidiaries intercompany, and stockholders’ equity		As Corrected

Investments in subsidiaries	$(3,979,647)	$240,621	A	$(3,739,026)
Intercompany receivables	$—	$(1,698,037)	B	$(1,698,037)
Total assets	$(3,979,647)	$(1,457,416)	A,B	$(5,437,063)
Intercompany payables	$—	$(1,698,037)	B	$(1,698,037)
Total liabilities	$—	$(1,698,037)	B	$(1,698,037)
Stockholders’ equity	$(3,979,647)	$240,621	A	$(3,739,026)
Total equity	$(3,979,647)	$240,621	A	$(3,739,026)

Total liabilities and equity	$(3,979,647)	$(1,457,416)		$(5,437,063)

Consolidating Balance Sheets (in thousands)
Total Column as of November 30, 2012	As Previously Reported	Adjustments to investments in subsidiaries intercompany, and stockholders’ equity	As Corrected

Investments in subsidiaries	$—	$—	$—
Intercompany receivables	$—	$—	$—
Total assets	$10,362,206	$—	$10,362,206
Intercompany payables	$—	$—	$—
Total liabilities	$6,360,998	$—	$6,360,998
Stockholders’ equity	$3,414,764	$—	$3,414,764
Total equity	$4,001,208	$—	$4,001,208

Total liabilities and equity	$10,362,206	$—	$10,362,206

Total Column as of November 30, 2011	As Previously Reported	Adjustments to investments in subsidiaries intercompany, and stockholders’ equity	As Corrected

Investments in subsidiaries	$—	$—	$—
Intercompany receivables	$—	$—	$—
Total assets	$9,154,671	$—	$9,154,671
Intercompany payables	$—	$—	$—
Total liabilities	$5,851,146	$—	$5,851,146
Stockholders’ equity	$2,696,468	$—	$2,696,468
Total equity	$3,303,525	$—	$3,303,525

Total liabilities and equity	$9,154,671	$—	$9,154,671

The Company has determined that in its Consolidating Statements of Cash Flows, it needed to adjust for (C) non-cash activity between the Parent, Guarantor and Non-Guarantor subsidiaries. In addition, the Company determined it needed to adjust for (D) the net intercompany funding activity of the Parent, which was previously included as an element of Cash Flows from Financing Activities instead of Cash Flows from Investing Activities in the Company’s Consolidating Statements of Cash Flows. The Company also determined that it needed to adjust for (E) distributions of earnings from the Guarantor and Non-Guarantor subsidiaries that were previously being netted in the Intercompany line item instead of the Dividend line item within Cash Flows from Financing Activities in the Company’s Consolidating Statements of Cash Flows. The above corrections did not have any impact on the net cash activity of the Parent, Guarantor or Non-Guarantor subsidiaries within the Company’s Consolidating Statement of Cash Flows. In addition, none of the above changes in reporting had any impact on any amounts previously reported in the Company’s Supplemental Consolidating Statement of Operations or on the Company’s total Consolidated Statement of Cash Flows.

The following is a reconciliation of the amounts previously reported to the “as corrected” amounts as stated in the following components of the Supplemental Consolidating Statements of Cash Flows for each of the years ended November 30, 2012, 2011 and 2010:

Lennar Corporation

Consolidating Statements of Cash Flows (in thousands)

Parent Column for the year ended November 30, 2012	As Previously Reported	Adjustments for non-cash activity, distributions, dividends & intercompany		As Corrected
Adjustments to reconcile net earnings (including net loss attributable to noncontrolling interests) to net cash provided by (used in) operating activities	$68,287	$(532,571)	C	$(464,284)
Net cash provided by (used in) operating activities	$747,411	$(532,571)	C	$214,840
Cash flows from investing activities: Intercompany	$—	$(700,846)	D	$(700,846)
Net cash provided by (used in) investing activities	$(218)	$(700,846)	D	$(701,064)
Cash flows from financing activities: Intercompany	$(1,233,417)	$1,233,417	C,D	$—
Net cash provided by (used in) financing activities	$(657,952)	$1,233,417	C,D	$575,465

Net increase (decrease) in cash and cash equivalents	$89,241	$—		$89,241

Parent Column for the year ended November 30, 2011

Adjustments to reconcile net earnings (including net earnings attributable to noncontrolling interests) to net cash provided by (used in) operating activities	$(10,137)	$62,716	C	$52,579
Net cash provided by (used in) operating activities	$82,062	$62,716	C	$144,778
Cash flows from investing activities: Intercompany	$—	$(552,511)	D	$(552,511)
Net cash provided by (used in) investing activities	$(12)	$(552,511)	D	$(552,523)
Cash flows from financing activities: Intercompany	$(489,795)	$489,795	C,D	$—
Net cash provided by (used in) financing activities	$(289,354)	$489,795	C,D	$200,441

Net increase (decrease) in cash and cash equivalents	$(207,304)	$—		$(207,304)

Parent Column for the year ended November 30, 2010

Adjustments to reconcile net earnings (including net earnings attributable to noncontrolling interests) to net cash provided by (used in) operating activities	$424,475	$10,966	C	$435,441
Net cash provided by (used in) operating activities	$519,736	$10,966	C	$530,702
Cash flows from investing activities: Intercompany	$—	$(799,567)	D	$(799,567)
Net cash provided by (used in) investing activities	$(330,372)	$(799,567)	D	$(1,129,939)
Cash flows from financing activities: Intercompany	$(788,601)	$788,601	C,D	$—
Net cash provided by (used in) financing activities	$(340,992)	$788,601	C,D	$447,609

Net increase (decrease) in cash and cash equivalents	$(151,628)	$—		$(151,628)

Consolidating Statements of Cash Flows (in thousands)

Guarantor Column for the year ended November 30, 2012	As Previously Reported	Adjustments for non-cash activity, distributions, dividends & intercompany		As Corrected
Adjustments to reconcile net earnings (including net loss attributable to noncontrolling interests) to net cash provided by (used in) operating activities	$(1,790,158)	$872,526	C	$(917,632)
Net cash provided by (used in) operating activities	$(1,003,599)	$872,526	C	$(131,073)
Net cash provided by (used in) investing activities	$(23,393)	$—		$(23,393)
Cash flows from financing activities: Dividends	$—	$(318,998)	E	$(318,998)
Cash flows from financing activities: Intercompany	$1,149,737	$(553,528)	C,E	$596,209
Net cash provided by (used in) financing activities	$1,047,347	$(872,526)	C	$174,821

Net increase (decrease) in cash and cash equivalents	$20,355	$—		$20,355

Guarantor Column for the year ended November 30, 2011

Adjustments to reconcile net earnings (including net earnings attributable to noncontrolling interests) to net cash provided by (used in) operating activities	$(288,642)	$125,000	C	$(163,642)
Net cash provided by (used in) operating activities	$(146,989)	$125,000	C	$(21,989)
Net cash provided by (used in) investing activities	$(109,093)	$—		$(109,093)
Cash flows from financing activities: Dividends	$—	$(141,653)	E	$(141,653)
Cash flows from financing activities: Intercompany	$376,054	$16,653	C,E	$392,707
Net cash provided by (used in) financing activities	$248,885	$(125,000)	C	$123,885

Net increase (decrease) in cash and cash equivalents	$(7,197)	$—		$(7,197)

Guarantor Column for the year ended November 30, 2010

Adjustments to reconcile net earnings (including net earnings attributable to noncontrolling interests) to net cash provided by (used in) operating activities	$(338,204)	$156,794	C	$(181,410)
Net cash provided by (used in) operating activities	$(204,543)	$156,794	C	$(47,749)
Net cash provided by (used in) investing activities	$(378,053)	$—		$(378,053)
Cash flows from financing activities: Dividends	$—	$(133,661)	E	$(133,661)
Cash flows from financing activities: Intercompany	$726,901	$(23,133)	C,E	$703,768
Net cash provided by (used in) financing activities	$607,498	$(156,794)	C	$450,704

Net increase (decrease) in cash and cash equivalents	$24,902	$—		$24,902

Consolidating Statements of Cash Flows (in thousands)

Non Guarantor Column for the year ended November 30, 2012	As Previously Reported	Adjustments for non-cash activity, distributions, dividends & intercompany		As Corrected
Adjustments to reconcile net earnings (including net loss attributable to noncontrolling interests) to net cash provided by (used in) operating activities	$(201,847)	$34,222	C	$(167,625)
Net cash provided by (used in) operating activities	$(168,460)	$34,222	C	$(134,238)
Net cash provided by (used in) investing activities	$268,902	$—		$268,902
Cash flows from financing activities: Dividends	$—	$(55,179)	E	$(55,179)
Cash flows from financing activities: Intercompany	$83,680	$20,957	C,E	$104,637
Net cash provided by (used in) financing activities	$(62,899)	$(34,222)	C	$(97,121)

Net increase (decrease) in cash and cash equivalents	$37,543	$—		$37,543

Non Guarantor Column for the year ended November 30, 2011

Adjustments to reconcile net earnings (including net earnings attributable to noncontrolling interests) to net cash provided by (used in) operating activities	$(260,491)	$(125)	C	$(260,616)
Net cash provided by (used in) operating activities	$(194,208)	$(125)	C	$(194,333)
Net cash provided by (used in) investing activities	$(27,049)	$—		$(27,049)
Cash flows from financing activities: Dividends	$—	$(45,938)	E	$(45,938)
Cash flows from financing activities: Intercompany	$113,741	$46,063	C,E	$159,804
Net cash provided by (used in) financing activities	$205,227	$125	C	$205,352

Net increase (decrease) in cash and cash equivalents	$(16,030)	$—		$(16,030)

Non Guarantor Column for the year ended November 30, 2010

Adjustments to reconcile net earnings (including net earnings attributable to noncontrolling interests) to net cash provided by (used in) operating activities	$(100,767)	$505	C	$(100,262)
Net cash provided by (used in) operating activities	$(40,965)	$505	C	$(40,460)
Net cash provided by (used in) investing activities	$35,054	$—		$35,054
Cash flows from financing activities: Dividends	$—	$(34,604)	E	$(34,604)
Cash flows from financing activities: Intercompany	$61,700	$34,099	C,E	$95,799
Net cash provided by (used in) financing activities	$69,334	$(505)	C	$68,829

Net increase (decrease) in cash and cash equivalents	$63,423	$—		$63,423

Consolidating Statements of Cash Flows (in thousands)

Eliminations Column for the year ended November 30, 2012	As Previously Reported	Adjustments for non-cash activity, distributions, dividends & intercompany		As Corrected
Adjustments to reconcile net earnings (including net loss attributable to noncontrolling interests) to net cash provided by (used in) operating activities	$841,738	$(374,177)	C	$467,561
Net cash provided by (used in) operating activities	$—	$(374,177)	C	$(374,177)
Cash flows from investing activities: Intercompany	$—	$700,846	D	$700,846
Net cash provided by (used in) investing activities	$—	$700,846	D	$700,846
Cash flows from financing activities: Dividends	$—	$374,177	E	$374,177
Cash flows from financing activities: Intercompany	$—	$(700,846)	D	$(700,846)
Net cash provided by (used in) financing activities	$—	$(326,669)	C,D	$(326,669)

Net increase (decrease) in cash and cash equivalents	$—	$—		$—

Eliminations Column for the year ended November 30, 2011

Adjustments to reconcile net earnings (including net earnings attributable to noncontrolling interests) to net cash provided by (used in) operating activities	$187,591	$(187,591)	C	$—
Net cash provided by (used in) operating activities	$—	$(187,591)	C	$(187,591)
Cash flows from investing activities: Intercompany	$—	$552,511	D	$552,511
Net cash provided by (used in) investing activities	$—	$552,511	D	$552,511
Cash flows from financing activities: Dividends	$—	$187,591	E	$187,591
Cash flows from financing activities: Intercompany	$—	$(552,511)	D	$(552,511)
Net cash provided by (used in) financing activities	$—	$(364,920)	C,D	$(364,920)

Net increase (decrease) in cash and cash equivalents	$—	$—		$—

Eliminations Column for the year ended November 30, 2010

Adjustments to reconcile net earnings (including net earnings attributable to noncontrolling interests) to net cash provided by (used in) operating activities	$168,265	$(168,265)	C	$—
Net cash provided by (used in) operating activities	$—	$(168,265)	C	$(168,265)
Cash flows from investing activities: Intercompany	$—	$799,567	D	$799,567
Net cash provided by (used in) investing activities	$—	$799,567	D	$799,567
Cash flows from financing activities: Dividends	$—	$168,265	E	$168,265
Cash flows from financing activities: Intercompany	$—	$(799,567)	D	$(799,567)
Net cash provided by (used in) financing activities	$—	$(631,302)	C,D	$(631,302)

Net increase (decrease) in cash and cash equivalents	$—	$—		$—

Lennar Corporation and Subsidiaries

Notes to Consolidated Financial Statements – (Continued)

Revised Supplemental Financial Information

The indentures governing the principal amounts of the Company’s 5.95% senior notes due 2013, 5.50% senior notes due 2014, 5.60% senior notes due 2015, 6.50% senior notes due 2016, 4.75% senior notes due 2017, 12.25% senior notes due 2020, 3.25% convertible senior notes due 2021 and 4.750% senior notes due 2022 require that, if any of the Company’s 100% wholly owned subsidiaries, other than its finance company subsidiaries and foreign subsidiaries, directly or indirectly guarantee at least $75 million principal amount of debt of Lennar Corporation, those subsidiaries must also guarantee Lennar Corporation’s obligation with regard to its senior notes. The entities referred to as “guarantors” in the following tables are subsidiaries that were guaranteeing the senior notes because they were guaranteeing the Company’s $150 million LC Agreement, the Company’s $200 million Letter of Credit Facility and the Company’s Credit Facility at November 30, 2012. The guarantees are full, unconditional and joint and several and the guarantor subsidiaries are 100% directly or indirectly owned by Lennar Corporation. A subsidiary will cease to be a guarantor at any time when it is not directly or indirectly guaranteeing at least $75 million of debt of Lennar Corporation, and a subsidiary will be released from its guarantee and any other obligations it may have regarding the senior notes if all or substantially all its assets, or all of its capital stock, are sold or otherwise disposed of. For purposes of the condensed consolidating statement of cash flows included in the following supplemental financial information, the Company’s accounting policy is to treat cash received by the Parent from its subsidiaries, to the extent of net earnings from such subsidiaries, as a dividend and accordingly a return on investment within cash flows from operating activities. The cash outflows associated with the return on investment dividends received by the Parent are reflected by the Guarantor and Non-Guarantor subsidiaries in the Dividend line item within cash flows from financing activities. All other cash flows between the Parent and its subsidiaries represent the settlement of receivables and payables between such entities in conjunction with the Parent’s centralized cash management arrangement with its subsidiaries, which operates with the characteristics of a revolving credit facility, and are accordingly reflected net in the Intercompany line item within cash flows from investing activities for the Parent and net in the Intercompany line item within cash flows from financing activities for the Guarantor and Non-Guarantor subsidiaries. Supplemental information for the subsidiaries that were guarantor subsidiaries at November 30, 2012 was as follows:

Lennar Corporation

Consolidating Balance Sheet (as Revised)

November 30, 2012

In thousands

	Lennar Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
ASSETS
Lennar Homebuilding:
Cash and cash equivalents, restricted cash, and receivables, net	$962,116	226,047	20,545	—	1,208,708
Inventories	—	4,532,755	538,958	—	5,071,713
Investments in unconsolidated entities	—	521,662	43,698	—	565,360
Other assets	55,625	677,692	222,753	—	956,070
Investments in subsidiaries	3,772,086	486,662	—	(4,258,748)	—
Intercompany	2,438,326	—	—	(2,438,326)	—

	7,228,152	6,444,818	825,954	(6,697,073)	7,801,851
Rialto Investments	—	—	1,647,360	—	1,647,360
Lennar Financial Services	—	77,637	835,358	—	912,995

Total assets	$7,228,152	6,522,455	3,308,672	(6,697,073)	10,362,206

LIABILITIES AND EQUITY
Lennar Homebuilding:
Accounts payable and other liabilities	$279,926	533,882	42,406	—	856,214
Liabilities related to consolidated inventory not owned	—	268,159	—	—	268,159
Senior notes and other debts payable	3,533,463	245,665	225,923	—	4,005,051
Intercompany	—	1,671,607	766,719	(2,438,326)	—

	3,813,389	2,719,313	1,035,048	(2,438,326)	5,129,424
Rialto Investments	—	—	600,602	—	600,602
Lennar Financial Services	—	31,056	599,916	—	630,972

Total liabilities	$3,813,389	2,750,369	2,235,566	(2,438,326)	6,360,998

Stockholders’ equity	3,414,764	3,772,086	486,662	(4,258,748)	3,414,764
Noncontrolling interests	—	—	586,444	—	586,444

Total equity	3,414,764	3,772,086	1,073,106	(4,258,748)	4,001,208

Total liabilities and equity	$7,228,152	6,522,455	3,308,672	(6,697,073)	10,362,206

Lennar Corporation

Consolidating Balance Sheet (as Revised)

November 30, 2011

In thousands

	Lennar Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
ASSETS
Lennar Homebuilding:
Cash and cash equivalents, restricted cash, and receivables, net	$871,376	190,483	24,920	—	1,086,779
Inventories	—	3,822,009	538,526	—	4,360,535
Investments in unconsolidated entities	—	502,363	43,397	—	545,760
Other assets	35,722	269,392	219,580	—	524,694
Investments in subsidiaries	3,304,525	434,501	—	(3,739,026)	—
Intercompany	1,698,037	—	—	(1,698,037)	—

	5,909,659	5,218,748	826,423	(5,437,063)	6,517,768
Rialto Investments	—	—	1,897,148	—	1,897,148
Lennar Financial Services	—	149,842	589,913	—	739,755

Total assets	$5,909,659	5,368,590	3,313,484	(5,437,063)	9,154,671

LIABILITIES AND EQUITY
Lennar Homebuilding:
Accounts payable and other liabilities	$290,337	483,590	29,405	—	803,332
Liabilities related to consolidated inventory not owned	—	326,200	—	—	326,200
Senior notes and other debts payable	2,922,855	215,840	224,064	—	3,362,759
Intercompany	—	992,873	705,164	(1,698,037)	—

	3,213,192	2,018,503	958,633	(1,698,037)	4,492,291
Rialto Investments	—	—	796,120	—	796,120
Lennar Financial Services	—	45,562	517,173	—	562,735

Total liabilities	$3,213,192	2,064,065	2,271,926	(1,698,037)	5,851,146

Stockholders’ equity	2,696,468	3,304,525	434,501	(3,739,026)	2,696,468
Noncontrolling interests	—	—	607,057	—	607,057

Total equity	2,696,468	3,304,525	1,041,558	(3,739,026)	3,303,525

Total liabilities and equity	$5,909,659	5,368,590	3,313,484	(5,437,063)	9,154,671

Lennar Corporation

Consolidating Statement of Operations

Year Ended November 30, 2012

In thousands

	Lennar Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Revenues:
Lennar Homebuilding	$—	3,580,827	405	—	3,581,232
Lennar Financial services	—	156,478	246,566	(18,426)	384,618
Rialto Investments	—	—	138,856	—	138,856

Total revenues	—	3,737,305	385,827	(18,426)	4,104,706

Costs and expenses:
Lennar Homebuilding	—	3,201,036	15,872	(542)	3,216,366
Lennar Financial services	—	151,455	165,419	(17,038)	299,836
Rialto investments	—	—	138,990	—	138,990
Corporate general and administrative	122,277	—	—	5,061	127,338

Total costs and expenses	122,277	3,352,491	320,281	(12,519)	3,782,530

Lennar Homebuilding equity in loss from unconsolidated entities	—	(26,157)	(519)	—	(26,676)
Lennar Homebuilding other income (expense), net	(90)	9,226	—	128	9,264
Other interest expense	(5,779)	(94,353)	—	5,779	(94,353)
Rialto Investments equity in earnings from unconsolidated entities	—	—	41,483	—	41,483
Rialto Investments other expense, net	—	—	(29,780)	—	(29,780)

Earnings (loss) before income taxes	(128,146)	273,530	76,730	—	222,114
Benefit (provision) for income taxes	20,711	457,850	(43,343)	—	435,218
Equity in earnings from subsidiaries	786,559	55,179	—	(841,738)	—

Net earnings (including net loss attributable to noncontrolling interests)	679,124	786,559	33,387	(841,738)	657,332
Less: Net loss attributable to noncontrolling interests	—	—	(21,792)	—	(21,792)

Net earnings attributable to Lennar	$679,124	786,559	55,179	(841,738)	679,124

Lennar Corporation

Consolidating Statement of Operations

Year Ended November 30, 2011

In thousands

	Lennar Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Revenues:
Lennar Homebuilding	$—	2,654,660	20,464	—	2,675,124
Lennar Financial services	—	138,602	144,674	(27,758)	255,518
Rialto Investments	—	—	164,743	—	164,743

Total revenues	—	2,793,262	329,881	(27,758)	3,095,385

Costs and expenses:
Lennar Homebuilding	—	2,495,101	40,586	(6,864)	2,528,823
Lennar Financial services	—	141,159	111,881	(18,251)	234,789
Rialto investments	—	—	132,583	—	132,583
Corporate general and administrative	90,195	—	—	5,061	95,256

Total costs and expenses	90,195	2,636,260	285,050	(20,054)	2,991,451

Lennar Homebuilding equity in loss from unconsolidated entities	—	(62,192)	(524)	—	(62,716)
Lennar Homebuilding other income, net	8,441	116,071	—	(8,403)	116,109
Other interest expense	(16,107)	(90,650)	—	16,107	(90,650)
Rialto Investments equity in loss from unconsolidated entities	—	—	(7,914)	—	(7,914)
Rialto Investments other income, net	—	—	39,211	—	39,211

Earnings (loss) before income taxes	(97,861)	120,231	75,604	—	97,974
Benefit (provision) for income taxes	48,407	(24,516)	(9,321)	—	14,570
Equity in earnings from subsidiaries	141,653	45,938	—	(187,591)	—

Net earnings (including net earnings attributable to noncontrolling interests)	92,199	141,653	66,283	(187,591)	112,544
Less: Net earnings attributable to noncontrolling interests	—	—	20,345	—	20,345

Net earnings attributable to Lennar	$92,199	141,653	45,938	(187,591)	92,199

Lennar Corporation

Consolidating Statement of Operations

Year Ended November 30, 2010

In thousands

	Lennar Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Revenues:
Lennar Homebuilding	$—	2,657,189	48,450	—	2,705,639
Lennar Financial services	—	154,607	180,283	(59,104)	275,786
Rialto Investments	1,901	4,942	85,754	—	92,597

Total revenues	1,901	2,816,738	314,487	(59,104)	3,074,022

Costs and expenses:
Lennar Homebuilding	—	2,467,117	75,247	959	2,543,323
Lennar Financial services	—	151,812	148,325	(55,635)	244,502
Rialto investments	24,717	1,839	41,348	—	67,904
Corporate general and administrative	88,795	—	—	5,131	93,926

Total costs and expenses	113,512	2,620,768	264,920	(49,545)	2,949,655

Lennar Homebuilding equity in loss from unconsolidated entities	—	(10,724)	(242)	—	(10,966)
Lennar Homebuilding other income, net	38,194	19,096	—	(38,155)	19,135
Other interest expense	(47,714)	(70,425)	—	47,714	(70,425)
Rialto Investments equity in earnings from unconsolidated entities	15,363	—	—	—	15,363
Rialto Investments other income (expense), net	—	(22)	17,273	—	17,251

Earnings (loss) before income taxes	(105,768)	133,895	66,598	—	94,725
Benefit (provision) for income taxes	67,368	(34,838)	(6,796)	—	25,734
Equity in earnings from subsidiaries	133,661	34,604	—	(168,265)	—

Net earnings (including net earnings attributable to noncontrolling interests)	95,261	133,661	59,802	(168,265)	120,459
Less: Net earnings attributable to noncontrolling interests	—	—	25,198	—	25,198

Net earnings attributable to Lennar	$95,261	133,661	34,604	(168,265)	95,261

Consolidating Statement of Cash Flows (as Revised)

Year Ended November 30, 2012

(In thousands)

	Lennar Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Cash flows from operating activities:
Net earnings (including net loss attributable to noncontrolling interests)	$679,124	786,559	33,387	(841,738)	657,332
Distributions of earnings from Guarantor and Non-Guarantor subsidiaries	318,998	55,179	—	(374,177)	—
Other adjustments to reconcile net earnings (including net loss attributable to noncontrolling interests) to net cash provided by (used in) operating activities:	(783,282)	(972,811)	(167,625)	841,738	(1,081,980)

Net cash provided by (used in) operating activities	214,840	(131,073)	(134,238)	(374,177)	(424,648)

Cash flows from investing activities:
Investments in and contributions to Lennar Homebuilding unconsolidated entities, net	—	(27,113)	(842)	—	(27,955)
Distributions of capital from Rialto Investments unconsolidated entities, net	—	—	39,813	—	39,813
Increase in Rialto Investments defeasance cash to retire notes payable	—	—	(4,427)	—	(4,427)
Receipts of principal payments on Rialto Investments loans receivable	—	—	81,648	—	81,648
Proceeds from sales of Rialto Investments real estate owned	—	—	183,883	—	183,883
Other	(218)	3,720	(31,173)	—	(27,671)
Intercompany	(700,846)	—	—	700,846	—

Net cash (used in) provided by investing activities	(701,064)	(23,393)	268,902	700,846	245,291

Cash flows from financing activities:
Net borrowings (repayments) under Lennar Financial Services debt	—	(76)	47,936	—	47,860
Net proceeds from convertible and senior notes	790,882	—	—	—	790,882
Partial redemption of senior notes	(210,862)	—	—	—	(210,862)
Net repayments on other borrowings	—	(51,918)	(195,694)	—	(247,612)
Exercise of land option contracts from an unconsolidated land investment venture	—	(50,396)	—	—	(50,396)
Net receipts related to noncontrolling interests	—	—	1,179	—	1,179
Excess tax benefits from share-based awards	10,814	—	—	—	10,814
Common stock:
Issuances	32,174	—	—	—	32,174
Repurchases	(17,149)	—	—	—	(17,149)
Dividends	(30,394)	(318,998)	(55,179)	374,177	(30,394)
Intercompany	—	596,209	104,637	(700,846)	—

Net cash provided by (used in) financing activities	575,465	174,821	(97,121)	(326,669)	326,496

Net increase in cash and cash equivalents	89,241	20,355	37,543	—	147,139
Cash and cash equivalents at beginning of period	864,237	172,018	127,349	—	1,163,604

Cash and cash equivalents at end of period	$953,478	192,373	164,892	—	1,310,743

Consolidating Statement of Cash Flows (as Revised)

Year Ended November 30, 2011

(In thousands)

	Lennar Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Cash flows from operating activities:
Net earnings (including net earnings attributable to noncontrolling interests)	$92,199	141,653	66,283	(187,591)	112,544
Distributions of earnings from Guarantor and Non-Guarantor subsidiaries	141,653	45,938	—	(187,591)	—
Other adjustments to reconcile net earnings (including net earnings attributable to noncontrolling interests) to net cash provided by (used in) operating activities:	(89,074)	(209,580)	(260,616)	187,591	(371,679)

Net cash provided by (used in) operating activities	144,778	(21,989)	(194,333)	(187,591)	(259,135)

Cash flows from investing activities:
Investments in and contributions to Lennar Homebuilding unconsolidated entities, net	—	(62,130)	(5,246)	—	(67,376)
Investments in and contributions to Rialto Investments unconsolidated entities, net	—	—	(50,297)	—	(50,297)
Increase in Rialto Investments defeasance cash to retire notes payable	—	—	(118,077)	—	(118,077)
Receipts of principal payments on Rialto Investments loans receivable	—	—	74,888	—	74,888
Proceeds from sales of Rialto Investments real estate owned	—	—	91,034	—	91,034
Other	(12)	(46,963)	(19,351)	—	(66,326)
Intercompany	(552,511)	—	—	552,511	—

Net cash used in investing activities	(552,523)	(109,093)	(27,049)	552,511	(136,154)

Cash flows from financing activities:
Net borrowings (repayments) under Lennar Financial Services debt	—	(20)	138,476	—	138,456
Net proceeds from convertible and senior notes	342,562	—	—	—	342,562
Redemption of senior notes	(113,242)	—	—	—	(113,242)
Net repayments on other borrowings	—	(86,185)	(45,675)	—	(131,860)
Exercise of land option contracts from an unconsolidated land investment venture	—	(40,964)	—	—	(40,964)
Net payments related to noncontrolling interests	—	—	(1,315)	—	(1,315)
Common stock:
Issuances	6,751	—	—	—	6,751
Repurchases	(5,724)	—	—	—	(5,724)
Dividends	(29,906)	(141,653)	(45,938)	187,591	(29,906)
Intercompany	—	392,707	159,804	(552,511)	—

Net cash provided by financing activities	200,441	123,885	205,352	(364,920)	164,758

Net decrease in cash and cash equivalents	(207,304)	(7,197)	(16,030)	—	(230,531)
Cash and cash equivalents at beginning of period	1,071,541	179,215	143,379	—	1,394,135

Cash and cash equivalents at end of period	$864,237	172,018	127,349	—	1,163,604

Consolidating Statement of Cash Flows (as Revised)

Year Ended November 30, 2010

(In thousands)

	Lennar Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Cash flows from operating activities:
Net earnings (including net earnings attributable to noncontrolling interests)	$95,261	133,661	59,802	(168,265)	120,459
Distributions of earnings from Guarantor and Non-Guarantor subsidiaries	133,661	34,604	—	(168,265)	—
Other adjustments to reconcile net earnings (including net earnings attributable to noncontrolling interests) to net cash provided by (used in) operating activities:	301,780	(216,014)	(100,262)	168,265	153,769

Net cash provided by (used in) operating activities	530,702	(47,749)	(40,460)	(168,265)	274,228

Cash flows from investing activities:
Investments in and contributions to Lennar Homebuilding unconsolidated entities, net	—	(176,493)	(3,380)	—	(179,873)
(Investments in and contributions to) and distributions of capital from Rialto Investments consolidated and unconsolidated entities, net	(329,369)	—	93,660	—	(235,709)
Acquisitions of Rialto Investments portfolios of distressed real estate assets and improvements to REO	—	(184,699)	—	—	(184,699)
Increase in Rialto Investments defeasance cash to retire notes payable	—	—	(101,309)	—	(101,309)
Other	(1,003)	(16,861)	46,083	—	28,219
Intercompany	(799,567)	—	—	799,567	—

Net cash (used in) provided by investing activities	(1,129,939)	(378,053)	35,054	799,567	(673,371)

Cash flows from financing activities:
Net borrowings (repayments) under Lennar Financial Services debt	—	(26)	54,147	—	54,121
Net proceeds from convertible notes	951,408	—	—	—	951,408
Redemption and partial redemption of senior notes	(474,654)	—	—	—	(474,654)
Net repayments on other borrowings	—	(80,076)	(55,753)	—	(135,829)
Exercise of land option contracts from an unconsolidated land investment venture	—	(39,301)	—	—	(39,301)
Net receipts related to noncontrolling interests	—	—	9,240	—	9,240
Common stock:
Issuances	2,238	—	—	—	2,238
Repurchases	(1,806)	—	—	—	(1,806)
Dividends	(29,577)	(133,661)	(34,604)	168,265	(29,577)
Intercompany	—	703,768	95,799	(799,567)	—

Net cash provided by financing activities	447,609	450,704	68,829	(631,302)	335,840

Net (decrease) increase in cash and cash equivalents	(151,628)	24,902	63,423	—	(63,303)
Cash and cash equivalents at beginning of period	1,223,169	154,313	79,956	—	1,457,438

Cash and cash equivalents at end of period	$1,071,541	179,215	143,379	—	1,394,135